UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Delek US Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

246647101

(CUSIP Number)

Ortal Klein, Adv.

Europark (France Building)

Kibbutz Yakum, 60972

Israel

+972-9-9618504

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

13D

CUSIP No. 246647101

1	Name of reporting persons. I.R.S. Identification No. of above persons (entities only). Alon Israel Oil Company, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,000,000
	8	Shared voting power 0
	9	Sole dispositive power 6,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,000,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.47% based on 63,361,741 shares outstanding following the completion of the transactions described in Item 4
14	Type of reporting person (see instructions) HC

Amendment No. 1 to Schedule 13D

This is Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D (the “Schedule 13D”) filed by Alon Israel Oil Company, Ltd. an Israeli corporation (“Alon Israel”), on April 23, 2015 relating to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Delek US Holdings, Inc. (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

On May 14, 2015, Alon Israel completed the sale of 33,691,292 shares of Alon Stock to the Issuer in exchange for 6,000,000 shares of Delek Stock (the “Equity Consideration”), as partial consideration (the “Transaction”). For additional information concerning the transaction, refer to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 17, 2015.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

On May 14, 2015, in connection with the closing of the Transaction, the Issuer entered into a Registration Rights Agreement, dated May 14, 2015 (the “Registration Rights Agreement”) by and between the Issuer and Alon Israel. The Registration Rights Agreement provides for customary registration rights with respect to the Equity Consideration, including the following:

•	Demand Registrations. Beginning November 10, 2015 (or earlier if transfer restrictions under the Stockholders Agreement are terminated earlier) until May 14, 2020, Alon Israel may cause the Issuer, or any permitted transferee that owns the demand registration rights, to register all or a portion of its shares of Common Stock. Alon Israel and any permitted transferee, in the aggregate, may effect demand registrations no more than five times.

•	Piggy-Back Rights. Until May 14, 2020, Alon Israel and any permitted transferee will be permitted to, among other things, participate in offerings for the Issuer’s account or the account of any other securityholder of the Issuer (other than in certain specified cases). If underwriters advise that the success of a proposed offering would be adversely affected by the inclusion of all securities in an offering initiated by the Issuer for the Issuer’s own account, then the securities proposed to be included by Alon Israel and any permitted transferee together with other stockholders exercising similar piggy-back rights are cut back first.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Avigdor Kaplan	May 19, 2015
Avigdor Kaplan
President and Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).